

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Gary A. Simanson
Chief Executive Officer
Thunder Bridge Capital Partners IV, Inc.
9912 Georgetown Pike Suite D203
Great Falls, VA 22066

      Re: Thunder Bridge Capital Partners IV, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed May 28, 2024
            File No. 001-40555

Dear Gary A. Simanson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction

cc: Benjamin S. Reichel, Esq.